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                             July 9, 2021

       J. Morgan Rutman
       Chief Financial Officer
       Capri Listco
       PO Box 1093
       Queensgate House
       Grand Cayman, KY1-1102
       Cayman Islands

                                                        Re: Capri Listco
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed on June 21,
2021
                                                            File No. 333-256152

       Dear Mr. Rutman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amended Registration Statement on Form F-4

       What is the amount of cash and/or the number of Listco Class C Shares, page 11

   1. We note your response to prior comment 6. Please revise the Question to more clearly reflect the information
discussed in the corresponding Answer. In this regard, it appears the Question should be
expanded to ask, in part, how exchange rates may affect the
                                                        consideration payable.
 J. Morgan Rutman
FirstName
Capri ListcoLastNameJ. Morgan Rutman
Comapany
July 9, 2021NameCapri Listco
July 9,2 2021 Page 2
Page
FirstName LastName
Background of the Business Combination, page 107

2. We note your response to prior comment 15 and re-issue in part. Please further revise to provide greater detail about your negotiations with Cazoo. As examples, we continue to note that you have not discussed the alternative tax structures that were considered on
         March 2, 2021, any material due diligence findings and how they affected the deal terms, nor the final stages of your negotiation of the business combination from March 23, 2021 through signing. We also note that you have not discussed the background of the ancillary documents, other than the PIPE agreement, where material. Please make appropriate revisions.
3. We note your response to prior comment 16. With respect to the three non-binding indications of interest, you should provide a detailed discussion of your meetings and negotiations with each party, including proposed deal structures, proposed valuations, and any specific areas of disagreement. Your disclosure should allow investors to clearly comprehend why these three targets were in the final round, how they differed from one another, the positives and negative characteristics that you perceived, and why Cazoo was the ultimate selection. To the extent your negotiations with the parties were conducted concurrently, please discuss the substance of meetings during which the relative attributes of the deals were compared and contrasted by your management. Attractive Valuation, page 116

4. We note your response to prior comment 19. Revise to disclose your peer groups and provide the data and analyses that support the resulting multiples you disclose here. In addition, please disclose the updated public market comparables mentioned in the second full paragraph on page 114.
Certain Projected Financial Information, page 118

5. We note your response to prior comment 21. Please revise to expressly state, if true, that the projections summarized here constitute the same projections that were discussed during these meetings.
Certain U.S. Federal Income Tax Considerations, page 123

6. We not your response to prior comment 23. If you intend to use a short-form opinion, the prospectus must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Kirkland & Ellis.
M&A Strategy, page 172

7. We note your supplemental disclosure in response to prior comment 25 which states that none of the four acquisitions are material. If true, please revise to reconcile this statement with disclosure in your prospectus which indicates that the acquisitions are material to your growth strategy. In addition, if true, please revise your disclosure here and
 J. Morgan Rutman
Capri Listco
July 9, 2021
Page 3
      throughout the prospectus to state that the acquisitions are not material to avoid giving them undue prominence.
Cazoo Subscription Service, page 176

8. We note your response to prior comment 27. Please expand to disclose the current price range for your subscription services. In addition, please expand your disclosure to discuss with greater specificity any post-acquisition changes to the short-term leasing services provided by Cluno and Drover and/or the associated pricing.
       Please contact Daniel Morris at 202-551-3314 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameJ. Morgan Rutman
                                                            Division of
Corporation Finance
Comapany NameCapri Listco
                                                            Office of Trade &
Services
July 9, 2021 Page 3
cc:       Debbie Yee
FirstName LastName